UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . . 2.50

FORM 12b-25	SEC FILE NUMBER 0-22446

NOTIFICATION OF LATE FILING	CUSIP NUMBER 243537107

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	June 30, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Deckers Outdoor Corporation
Full Name of Registrant

Former Name if Applicable

495-A South Fairview Avenue
Address of Principal Executive Office (Street and Number)

Goleta, California 93117
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As was previously reported by Deckers Outdoor Corporation (the “Company”) in its Current Report on Form 8-K dated July 26, 2007, the Audit Committee of the Company’s Board of Directors (the “Audit Committee”), assisted by independent outside legal counsel, has undertaken an internal review of employee payroll declarations and certain tax payments that were underreported and underpaid by certain of the Company’s foreign subsidiaries in foreign jurisdictions.  The Company promptly and voluntarily informed the staff of the United States Securities and Exchange Commission of the Audit Committee’s internal review.  In connection with this internal review, the Audit Committee and its advisors have also undertaken a review of the Company’s and its subsidiaries’ internal controls over financial reporting and their related disclosure controls and procedures.

Based upon the Audit Committee’s investigation to date, the Company believes that the inadequate declarations and underpayments did not exceed $500,000 in any given year and $2.7 million in the aggregate and that interest and penalties with respect thereto could range from $3.3 million to $15.4 million.  However, the Audit Committee has not yet completed the internal review or determined whether, or in what amounts, the underpayments will result in any government action or whether any past due interest, fines or other penalties will be imposed.  As a result, the Company has not made a final determination as to whether a restatement of any of its historical financial statements is necessary.

At this time, the Company does not believe that government actions, interest, fines, penalties, remedies, sanctions, litigation and related expenses or charges will disrupt the Company’s operations or have a material adverse effect on the Company’s business; however, no assurance can be given at this time regarding the final impact.  There can be no assurance that government actions with respect to this matter will not be instituted, that interest, fines and other penalties, remedies and sanctions will not be imposed, or that the Company will not be required to make changes to our business practices and compliance programs.

Due to the possibility of a restatement of certain financial information, including prior year financial information necessary for comparison to interim financial data, the Company is not able to timely file its Quarterly Report on Form 10-Q for the period ended June 30, 2007.  The Company intends to file its Quarterly Report for the period ended June 30, 2007 as soon as practicable following the conclusion of the Audit Committee’s internal review.  However, the Company does not expect the filing of its Form 10-Q for the period ended June 30, 2007 to occur on or before the fifth calendar day following the prescribed due date for such Quarterly Report.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Zohar Ziv	(805)	967-7611
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In its Current Report on Form 8-K dated July 26, 2007, the Company reported preliminary, unaudited financial results for the three months ended June 30, 2007.  The financial results and accompanying unaudited condensed consolidated balance sheets and statements of income were presented on a GAAP basis excluding the effect, if any, of the internal review described in Part III above.  Because the investigation by the Audit Committee is ongoing and the Company has not yet made a final determination as to whether and to what extent a restatement of certain of the Company’s historical financial statements may be required, there can be no assurance that the financial information included in the Current Report on Form 8-K dated July 26, 2007 and/or previous reports will not change.

Safe Harbor Regarding Forward-Looking Statements

Some of the information disclosed herein regarding our expectations, beliefs and views about the internal review and its impact on us, expectations regarding the timing of filing of the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2007 and the necessity of restating historical financial statements, are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995.  Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “project,” or future or conditional verbs such as “will,” “would,” “should,” “could,” or “may” or by the fact that such statements relate to future, and not just historical events or circumstances, including statements related to the results of the internal review.  The forward-looking statements herein regarding the results of the internal review and its impact on the Company, expectations regarding the timing of filing of the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2007 and the necessity of restating historical financial statements are based on currently available information as of the date of this report are subject to risks and uncertainties that may cause actual results to differ materially from what is expected at the current time.  Readers are cautioned not to place undue reliance on forward-looking statements contained herein, which speak only as of the date of this disclosure.  The Company undertakes no obligation to publicly release or update the results of any revisions to forward-looking statements, which may be made to reflect new information, events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as required by law.  For other factors that could cause the Company’s results to vary from expectations, please see the section titled “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 and other risk factors detailed from time to time in the Company’s filings with the Securities and Exchange Commission.

Deckers Outdoor Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 9, 2007	By	/s/ Zohar Ziv
Zohar Ziv, Chief Financial Officer